

Mail Stop 3561

October 22, 2015

Philip S. Devine
Chief Financial Officer
Odyssey Marine Exploration, Inc.
5215 W. Laurel Street
Tampa, Florida 33607

Re: **Odyssey Marine Exploration, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-31895**

Dear Mr. Devine:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Note N – Deferred Income and Revenue Participation Rights, page 57

1. We note that your deferred income balance related to the contract with Galt Resources on the HMS Victory project has not yet been recognized due to the project remaining in the UK courts at the current time. We further note a UK Telegraph article from February 15, 2015 that implies that the Maritime Heritage Foundation has only £65,000 and there is believed to be no treasure at the site and therefore you would be performing the work as pro bono work for its historical significance. In light of this article, please explain to us why you believe your deferred revenue is recoverable and explain in further detail your obligations to Galt Resources in the event there is no treasure at the site of the HMS Victory. Your response should clearly explain your liability to Galt in the event you are

not paid from the HMS Victory project given that Galt has already paid for revenue participation rights in the project.

2. In a related matter, given that your disclosure on page five indicates that although the Ministry of Defence gave its consent to proceed with excavations and withdrew such consent in March 2015, please explain to us the reasons for the withdrawal of consent and clearly explain the nature of the Judicial Review by the United Kingdom government concerning the HMS Victory project.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure